February 13, 2023

Anu Dubey

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re: Vertical Capital Income Fund File Nos. 333-208597 and 811-22554

Dear Ms. Dubey:

On January 13, 2023, Vertical Capital Income Fund (the "Registrant") filed a Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the "Proxy"). On January 20, 2023, you provided oral comments. Please find below a summary of your comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise noted, capitalized terms used herein shall have the same meaning prescribed to them in the Proxy. A marked version of the draft Definitive Proxy Statement is attached to aid in your review. The contents of Exhibits A, B,C and E have not changed and are omitted for the sake of convenience. Exhibit D is also omitted, because the small change to its contents is presented in the response to Comment 39 below. Also, please note that the Board of Trustees has decided to hold two shareholder meetings rather than a single meeting. Relevant changes have been included in the draft Definitive Proxy Statement.

General Guidance. Please file as correspondence on EDGAR the Registrant's response letter and a marked copy of the proxy statement sufficiently in advance of filing the definitive version of the proxy statement to allow for SEC staff review and adequate time for resolution of all comments.

Comment 1. If the Delaware Control Share Statute affects the vote for any of the six proposals, please disclose this in the proxy statement and how it affects the vote for each of the six proposals.

Response: The Registrant is not aware of any effect of the Delaware Control Share Statute will have on the vote for each of the six proposals.

Comment 2. In the introductory letter please change "several proposals" to "six proposals."

Response: The Registrant has made the requested edit.

Comment 3. In the introductory letter please change the heading "Board Proposals" to "Fund Proposals."

Response: The Registrant has made the requested edit.

Comment 4. In the introductory letter please describe the expected timing of the actions described as:

(i)	make a special one-time payment to shareholders of $10,000,000 or approximately $.96 per share,
(ii)	make a tender offer to purchase up to $25,000,000 of currently existing Fund shares at the then-current net asset value, and
(iii)	invest at least $25,000,000 in the Fund by purchasing newly issued shares and acquiring shares in private purchases.

Response: The Registrant has included disclosure of the expected timing of (i), (ii) and (iii).

Comment 5. The filing of the preliminary proxy statement constitutes a "public announcement" of the tender offer by CGCIM pursuant to Rule 14e-5 under the Securities Exchange Act of 1934. Disclosures indicate that CGCIM may be purchasing or making arrangements to purchase Fund shares outside of the tender offer. Please provide an analysis as to how these activities are consistent with Rule 14e-5.

Response: Rule 14e-5 of the Securities Exchange Act of 1934 ("Rule 14e-5") prohibits, in relevant part, a "covered person" from directly or indirectly purchasing or arranging to purchase any subject securities or any related securities except as part of a tender offer. This prohibition on purchases (or arrangements to purchase) applies from the time of public announcement of a tender offer until the time the tender offer expires. Therefore, purchases (or arrangements to purchase) of any subject securities or any related securities following the expiration of a tender offer are not prohibited by Rule 14e-5.

The arrangements made by CGCIM to purchase (or to cause one of its affiliates to purchase) Fund shares outside of the tender offer are consistent with the requirements set forth in Rule 14e-5 because (i) CGCIM and its affiliates will not purchase (and have not otherwise made arrangements to purchase) Fund shares outside of the tender offer during the period of time from the public announcement of the tender offer to the expiration of the tender offer and (ii) all contractual arrangements involving the purchase of Fund shares outside of the tender offer were executed prior to the public announcement of the tender offer and will not close until after the expiration of the tender offer. The Registrant has revised its disclosure to clarify that this arrangement to purchase Fund shares would take place following the expiration of the tender offer.

Comment 6. For each of the following, please explain how CGCIM or one of its affiliates making a tender offer to buy up to $25,000,000 of Fund shares, investing at least $25,000,000 in the Fund, making a one-time payment of $10,000,000 to shareholders, and entering into voting agreements with the Fund and certain beneficial shareholders is not inconsistent with Section 17(a) and Section 17(d) of the 1940 Act.

Response: The Registrant does not believe that the tender offer is prohibited action under Section 17(a) or Section 17(d) as the tender offer does not involve the Fund as a party. Section 17(a) prohibits a fund affiliate or its affiliate from (i) selling a security or other property to a fund, (ii) purchasing a security or other property from a fund (except fund securities), (iii) borrow money or other property from a fund, or (iv) loaning money or other property to a fund in contravention of related rules. Section 17(d) prohibits a fund affiliate or its affiliate from acting as principal to effect any transaction with a fund that is a joint or a joint and several participant with such person in contravention of related rules designed to prevent a fund from participating on a basis different from or less advantageous than that of such other participant (i.e., Rule 17d-1). Rule 17d-1 under the 1940 Act prohibits a fund affiliate and its affiliates from participating in a joint enterprise, unless an application regarding the transaction has been filed with and approved by the Commission.

The Registrant notes that CGCIM currently is not an affiliate of the Fund, and that these payments are being made pursuant to the Transaction Agreement between CGCIM and the Fund that was entered into while they are unaffiliated. Therefore, Sections 17(a) and 17(d) would not apply to Carlyle's agreement to commence a tender offer to buy up to $25,000,000 of Fund shares, invest at least $25,000,000 in the Fund, and make a one-time payment of $10,000,000 to shareholders.

Further, the Registrant does not believe entering into voting agreements is described as prohibited action under Section 17(a) or Section 17(d) because Sections 17(a) and 17(d) do not prohibit voting agreements. Section 17(a) addresses sales, purchases, borrowing and loans, none of which are part of the Fund's obligations under the voting agreements. Further, the voting agreements do not implicate Section 17(d) because they do not create a profit-making type endeavor in which the Fund could be disadvantaged. The Registrant also respectfully notes that it is common practice for funds enter into voting agreements with respect to such fund's own securities with investors who could be deemed to be affiliates.

Comment 7. Confirm to the SEC staff that advisory fees to be paid to CGCIM are not being used to subsidize any of the payments that CGCIM or an affiliate will be making in the actions described as:

(i)	make a special one-time payment to shareholders of $10,000,000 or approximately $.96 per share,
(ii)	make a tender offer to purchase up to $25,000,000 of currently existing Fund shares at the then-current net asset value, and
(iii)	invest at least $25,000,000 in the Fund by purchasing newly issued shares and acquiring shares in private purchases.

Response: The Registrant confirms that the advisory fees to be paid to CGCIM are not being used to subsidize any of the payments to be made by CGCIM or its affiliates.

CGCIM and its affiliates will make such payments with existing cash on their respective balance sheets. The Registrant notes that it is anticipated that some of the transactions proposed will be completed before the CGCIM would be eligible to collect an advisory fee. The Registrant further notes that the advisory fees were the result of arms-length negotiations approved by the Board under the 15(c) process.

Comment 8. Under the section entitled QUESTIONS AND ANSWERS, in the second paragraph of the answer to the question "Why am I receiving the enclosed Proxy Statement?", please include disclosure to the effect of "subject to shareholder approval" when describing Board approval of the amended and restated Agreement and Declaration of Trust and By-Laws.

Response: The Registrant has made the requested addition.

Comment 9. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "Why am I being asked to approve a new investment advisory agreement?", please include disclosure to the effect that the 1940 Act requires shareholder approval.

Response: The Registrant has made the requested addition.

Comment 10. Under the section entitled QUESTIONS AND ANSWERS, in the second paragraph of the answer to the question "Will there be any changes to Fund fees and expenses under the New Advisory Agreement?", please include disclosure of any ability of CGCIM to recoup waived expenses and briefly describe the terms of any recoupment ability.

Response: The Registrant notes there is no ability to recoup and has added a recitation to this effect to further clarify this point.

Comment 11. Under the section entitled QUESTIONS AND ANSWERS, in the second paragraph of the answer to the question "Will there be any changes to Fund fees and expenses under the New Advisory Agreement?", please include disclosure of any ability of CGCIM to recoup waived expenses described as "irrevocably waive[d]" and briefly describe the terms of any recoupment ability.

Response: The Registrant notes there is no ability to recoup and has added a recitation to this effect to further clarify this point.

Comment 12. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "Why am I being asked to approve a change in the Fund's classification from a diversified investment company to a non-diversified investment company?", please include disclosure of a description of a diversified fund versus a non-diversified fund such as "a non-diversified fund is not limited in its investment in any one issuer by the 1940 Act."

Response: The Registrant has included a disclosure as requested.

Comment 13. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "Why am I being asked to approve a change in the Fund's classification from a diversified investment company to a non-diversified investment company?", please include disclosure to the effect that diversification is a fundamental policy that can only be changed by shareholder approval under the 1940 Act.

Response: The Registrant has included a disclosure as requested.

Comment 14. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "Why am I being asked to approve a change in the Fund's industry concentration policy?", please include disclosure to the effect that industry concentration is a fundamental policy that can only be changed by shareholder approval under the 1940 Act.

Response: The Registrant has included a disclosure as requested.

Comment 15. Under the section entitled QUESTIONS AND ANSWERS, in the second paragraph of the answer to the question "If the Proposals are approved by the Fund's shareholders, are any changes expected with respect to the Fund's investment objective, investment strategies or name?", with respect to the definition of instruments included under the Fund's proposed 80% investment policy, please remove "(vi) preferred stock" as it is not a credit instrument.

Response: The Registrant has made the requested revision.

Comment 16. Under the section entitled QUESTIONS AND ANSWERS, in the second paragraph of the answer to the question "If the Proposals are approved by the Fund's shareholders, are any changes expected with respect to the Fund's investment objective, investment strategies or name?", with respect to the definition of instruments included under the Fund's proposed 80% investment policy, please further define "(ix) other credit-related instruments" that are part of the Fund's proposed principal strategies.

Response: For purposes of the Fund's proposed investment policy of investing at least 80% of its assets in credit-related instruments, the Registrant includes credit instruments of any kind. The Registrant has highlighted those categories of credit instruments that it expects to constitute its most significant investments. Other credit investments is intended to clarify that a credit instrument that does not fall within one of the other enumerated categories would still be a permitted investment for the Fund consistent with its 80% policy. This language also is intended to provide the Fund with the flexibility to invest in new types of credit instruments that may be developed in the future. The Registrant respectfully notes that other registrants have included this disclosure without further defining this language.

Comment 17. Under the section entitled QUESTIONS AND ANSWERS, please add a new question and answer addressing how the principal investment risks of the Fund will change under the proposed principal investment strategy.

Response: The Registrant has made the requested addition.

Comment 18. Under the section entitled QUESTIONS AND ANSWERS, please add a new question and answer addressing:

(1)	The approximate percentage of portfolio securities that will be repositioned to execute the new investment strategy, including the condition to sell assets described on page two, and comply with the Fund's proposed concentration policy.
(2)	Who will bear the costs of repositioning.
(3)	Estimated cost of repositioning expressed as dollars and percent of Fund assets.

(4)	Any significant tax impact of repositioning including an estimate of capital gains that could result from sales of portfolio securities.

Response: The Registrant has made the requested addition.

Comment 19. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "Are the Proposals contingent on one another?", please include disclosure to the effect that "none" of the proposals will take effect if all are not approved. Also, please include a similar revision throughout the proxy statement when such a disclosure or similar disclosure is presented.

Response: The Registrant has included disclosures as requested.

Comment 20. Under the section entitled QUESTIONS AND ANSWERS, in the answer to the question "What will happen if shareholders of the Fund do not approve the Proposals?", if accurate, please include disclosure to the effect that the Fund may be liquidated, and if liquidated, shareholders would receive the net asset value of their shares.

Response: The Registrant has included disclosures as requested.

Comment 21. Under the section entitled NOTICE OF SPECIAL MEETING OF SHAREHOLDERS, in the introduction please change the heading "Specific Board Proposals" to "Specific Fund Proposals."

Response: The Registrant has included disclosures as requested.

Comment 22. Under the section entitled INTRODUCTION in the proxy statement, following the first paragraph disclosure relating to "provide a measure of liquidity for shareholders that wish to exit their investment through a tender offer," please include a disclosure that alerts shareholders that because the tender offer is limited to $25,000,000 shareholders may not be able to participate to the extent they want if the tender offer is oversubscribed.

Response: The Registrant has included disclosures as requested.

Comment 23. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Background" in the proxy statement, in or following the seventh paragraph disclosure relating to potential reduction of certain operating expenses, provide additional disclosures noting that total operating expenses will increase after the Transaction because of management fee increases.

Response: The Registrant has made the requested addition.

Comment 24. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Additional Information About CGCIM" in the proxy statement, please revise the last sentence to read "Currently, no officer or Trustee of the Fund is also an officer, employee, or member of CGCIM."

Response: The Registrant has made the requested revision.

Comment 25. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in the proxy statement, following the chart, provide additional narrative disclosures describing the difference in advisory fees when calculated on managed assets rather than net assets and corresponding risks of calculating fees on managed assets.

Response: The Registrant has made the requested addition.

Comment 26. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in the proxy statement, following the chart, provide additional narrative disclosures describing the risks that the proposed incentive fee creates.

Response: The Registrant has made the requested addition.

Comment 27. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT

MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in the proxy statement, in paragraph five, please include disclosure of any ability of CGCIM to recoup waived expenses and briefly describe the terms of any recoupment ability.

Response: The Registrant notes there is no ability to recoup any expenses waived or reimbursed under the Proposed Expense Limitation Agreement and has revised this paragraph accordingly.

Comment 28. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in the proxy statement, in paragraph six, please include disclosure of any ability of CGCIM to recoup waived expenses described as "irrevocably waive[d]" and briefly describe the terms of any recoupment ability.

Response: The Registrant notes there is no ability to recoup any expenses waived under the Proposed Fee Waiver Agreement and has revised this paragraph accordingly.

Comment 29. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in the proxy statement, please combine the fee tables to allow for greater ease of comparison.

Response: The Registrant has made the requested revision.

Comment 30. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" in footnote number 1 to the actual expenses fee table, please include disclosure that the ability of Oakline to recoup waived fees terminates on the consummation of the Transaction.

Response: The Registrant has made the requested revision.

Comment 31. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" following the footnote number 1 to the proforma expenses fee table, please include narrative disclosure explaining how the incentive fee is calculated including disclosure of the mechanics of the hurdle rate and catch-up feature.

Response: The Registrant has made the requested revision.

Comment 32. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND "Comparison of the Advisory Agreements" with respect to the proforma expenses fee table, please remove the expense limitation agreement footnote, fee waiver line item in the fee table, and adjust the expense examples accordingly because the expense limitation agreement, under its terms, might not run for an entire year.

Response: The Registrant has made the requested revision.

Comment 33. Under the section entitled APPROVAL OF A NEW INVESTMENT ADVISORY AGREEMENT BETWEEN CARLYLE GLOBAL CREDIT INVESTMENT MANAGEMENT L.L.C. AND THE FUND, Evaluation by the Board of Trustees of Proposed Advisory Agreement, "Fees and Expenses," please include a description of the Trustees' consideration of calculation of management fees based on managed assets rather than net assets and imposition of an incentive fee in addition to the asset-based fee.

Response: The Registrant has made the requested addition.

Comment 34. Under the section entitled APPROVAL OF A CHANGE IN THE FUND'S DIVERSIFICATION POLICY FROM DIVERSIFIED TO NON-DIVERSIFED, "Proposal to Change the Diversification Policy," please recite the 1940 Act definition of diversified status so that shareholders may see the scope of the policy to be eliminated.

Response: The Registrant respectfully notes that the definition is already included in this section.

Comment 35. Under the section entitled APPROVAL OF A CHANGE IN THE FUND'S DIVERSIFICATION POLICY FROM DIVERSIFIED TO NON-DIVERSIFED, "Proposal to Change the Diversification Policy," in the last sentence of the third paragraph, please include a refence to a single issuer of securities.

Response: The Registrant has made the requested addition.

Comment 36. Under the section entitled APPROVAL OF A CHANGE IN THE FUND'S INDUSTRY CONCENTRATION POLICY FROM CONCENTRATED IN MORTGAGE-RELATED SECURITIES TO NON-CONCENTRATED, "Proposal to Change the Industry Concentration Policy," include a recitation of the current policy and new policy.

Response: The Registrant has made the requested addition.

Comment 37. With respect to Proposals 5 and 6, in the proxy statement and the proxy ballot card, set out each issue to be voted upon separately to avoid impermissible "bundling" of matters to assure conformity with Rule 14a-4(a)(3) under the Securities Exchange Act of 1934. For guidance, please refer to Greenlight Capital LP et al v. Apple Inc. (U.S. District Court for the Southern District of New York, February 22, 2013) and IM Guidance Update February 2014, No. 2014-02, UNBUNDLING OF PROXY PROPOSALS – INVESTMENT COMPANY CHARTER AMENDMENTS.

Response: The Registrant notes that it is seeking shareholder approval of the amended and restated organizational documents in Proposals 5 and 6 due to contractual provisions in the Transaction Agreement, not because any specific proposed change requires shareholder approval. The amendment and restatement of the organizational documents is intended to update the provisions to a more modern form in line with current standard industry provisions. The Registrant respectfully submits that it has analyzed Rule 14a-4(a)(3) and related SEC staff guidance, and the matters proposed under Proposals 5 and 6 and has determined that Proposals 5 and 6 comply with the requirements of the rule. Reputable Delaware counsel has been consulted regarding this matter and advised that for purposes of state law, the Registrant's existing organizational documents do not clearly require shareholder approval for any individual difference between the existing organizational documents and the amended and restated organizational documents being presented to shareholders and do not clearly result in a material change in the rights associated with Fund shares from a Delaware law perspective. In this regard, the Registrant notes that SEC staff guidance in the mergers and acquisitions context indicates that unbundling of changes to organizational documents is not required when the changes could be made by a registrant's board without shareholder approval. See The Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations, Fifth Supplement (September 2004) (stating that "[t]he application of this guidance would not require that proposed changes to bylaw provisions that are permitted by a company's governing instruments to be amended by the Board of Directors be unbundled).

Comment 38. With respect to Proposal 5, RESTATE AGREEMENT AND DECLARATION OF TRUST, General Summary of Key Provisions, "Derivative Actions," in the proxy statement and the proposed Agreement and Declaration of Trust, please include disclosure reciting that the requirement that shareholders representing at least 10% of Fund shares (or relevant class) are required to commence a derivative action when a demand of the Board of Trustees is required does not apply to claims brought under federal securities laws.

Response: The Registrant has made the requested addition to the proxy statement. The Registrant respectfully notes that Section 6.11(d) of the Declaration of Trust already states, "This Section 6.11 shall not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act.".

Comment 39. With respect to Proposal 5, RESTATE AGREEMENT AND DECLARATION OF TRUST, General Summary of Key Provisions, "Exclusive Jurisdiction for Proceedings Involving the Fund," in the proxy statement and the proposed Agreement and Declaration of Trust, please revise "Delaware" to "Delaware State Court" and include disclosure reciting that the Delaware State Court exclusive jurisdiction provision does not apply to claims brought under certain federal securities laws.

Response: The Registrant has made the requested addition by changing Delaware to Delaware State Court. The following addition has been made the end of Section 12.4 entitled "Exclusive Delaware Jurisdiction" of the proposed Amended and Restated Declaration of Trust is amended to include "…provided, however, this Section 12.4 shall not apply to any claims asserted under the U.S. federal securities laws including, without limitation, the 1940 Act."

Comment 40. With respect to Proposal 6, RESTATE BY-LAWS, Proposal to Restate By-Laws, "Shareholder Voting Rights," in the proxy statement and the proposed By-Laws, because the Fund is subject to the Delaware Control Share Statute and has not broadly exempted the acquisition of control shares in the proposed organizational documents, please provide additional disclosure following the chart to address the material provisions of the Delaware Control Share Statute including:

(1) applicable control share voting thresholds,

(2) how voting rights for control shares may be restored,

(3) any exemptions for acquisition of control shares, and

(4) positive and negative effects of the preceding provisions.

Response: The Registrant has made the requested addition.

If you have any questions concerning the responses in this letter please contact JoAnn Strasser at (614) 469-3265 or Parker Bridgeport at (614) 469-3238.

Sincerely,

Parker Bridgeport